UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2005

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
4860 Cox Road, Suite 300		**23060**
Glen Allen, Virginia		(Zip Code)
(Address of principal executive offices)		

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

        Saxon Capital, Inc. (the "Company") is furnishing the text of presentation materials, included as Exhibit 99.1 to this report, pursuant to the Securities and Exchange Commission's Regulation FD. The materials also will be posted to the Company's website at www.saxoncapitalinc.com. The presentation materials were prepared to be used by Company management beginning on November 2, 2005 at the Merrill Lynch Home Equity Conference in Laguna Beach, CA (the "Conference") in meetings with institutional investors during the Conference. This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. By filing this report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Text of presentation materials

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 1, 2005   SAXON CAPITAL, INC.

By: /s/ Robert B. Eastep
        Robert B. Eastep
        Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

<u>Exhibits</u>

Exhibit 99.1   Text of presentation materials.

EXHIBIT 99.1



FORWARD LOOKING STATEMENTS

Certain information contained herein, reflecting our future plans and strategies, may constitute "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect our future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from our plans and expectations due to a number of factors, such as changes in overall economic conditions and interest rates, and changes in the applicable legal and regulatory environment. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.



INFORMATION & WHERE TO FIND IT

- Corporate presentations, company financials, corporate SEC filings and other useful links can be found at www.saxoncapitalinc.com (click on Corporate and then the Investor Relations section).

- Underwriting guidelines, matrices and product profiles can be found at www.esaxon.com/wholesale/index.jsp (under Matrices).

- Securitization program (SAST) information can be found at www.saxonmortgage.com/Securitization/. Information available includes:
  - Pricing information and the prospectus for our transactions
  - Remittance statements and transaction profile reports
  - Monthly CPR analysis and actual vs. pricing CPR
  - Quarterly loss reports and loss severity report
  - Prepayment penalty collection and roll rate information



Saxon Capital, Inc.℠


SAXON COMPANIES
Saxon Capital, Inc.SM
Saxon Funding Management, Inc. (QRS)
Saxon Capital Holdings, Inc. (TRS)
SASCO (ABS Issuer)
Saxon Mortgage, Inc.®
America's MoneyLine® a Saxon Capital, Inc.SM Company
Saxon Mortgage Services, Inc.SM
A nationally recognized wholesale and correspondent mortgage lending company
A retail origination platform leveraging a national mortgage lending branch network and online lending alliances
A premier mortgage servicing company
Saxon Capital, Inc.SM

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30, 2005	December 31, 2005
Assets:		
Cash	$10,950	$12,852
Accrued interest receivable	55,847	56,132
Trustee receivable	135,424	112,062
Mortgage loan portfolio	6,184,625	6,027,620
Allowance for loan loss	-36,278	-37,310
Net mortgage loan portfolio	6,148,347	5,990,310
Restricted cash	204,811	1,495
Servicing related advances	136,974	113,129
Mortgage servicing rights, net	129,040	98,995
Real estate owned	23,808	24,860
Derivative assets	17,279	11,801
Deferred tax asset	43,234	27,825
Other assets	55,159	89,670
Total assets	**$6,960,873**	**$6,539,131**
Liabilities:		
Accrued interest payable	$6,909	$8,045
Dividends payable	-	28,909
Warehouse financing	261,105	600,646
Securitization financing	6,023,203	5,258,344
Derivative liabilities	2,793	1,809
Other liabilities	17,596	22,449
Total liabilities	**$6,311,606**	**$5,920,202**
Commitments and contingencies – Note 9		
Shareholders' equity:		
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 49,902,501 and 49,849,386 as of June 30, 2005 and December 31, 2004, respectively	499	498
Additional paid in capital	627,456	625,123
Accumulated other comprehensive income (loss), net of tax effect of $(1,595) and $2,446	911	(3,842)
Net retained earnings (accumulated deficit):		
Cumulative dividends declared	-142,523	-114,641
Retained earnings	162,924	111,791
Net retained earnings (accumulated deficit)	20,401	-2,850
Total shareholders' equity	**649,267**	**618,929**
Total liabilities and shareholders' equity	**$6,960,873**	**$6,539,131**



Data as of 6/30/05

Saxon Capital, Inc.℠

SAXON STRATEGY

- Saxon is building a high-quality non-conforming mortgage loan portfolio
  - Portfolio accounting
  - Holder of the first loss/residual risk (below BBB – credit risk)
  - Proactively manage the credit risk through our “Life of the Loan Credit Risk Management” philosophy
  - Nine years of performance history in our enterprise data wholesale
- Improve efficiencies and reduce costs
  - August release of I-deals (Saxon’s new automated underwriting engine)
  - New retail and wholesale operations structure
- Grow 3rd party servicing
  - Managed growth
  - New servicing center added in Virginia
- Evaluating product offerings
  - Market driven guidelines



Saxon Capital, Inc.





OWNED PORTFOLIO GROWTH

$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2001
2002
2003
2004
YTD 2005
REMIC
Owner Trust
$4,297
= 70%
$1,808
= 30%

Data as of 6/30/05

Saxon Capital, Inc.











PROVEN TRACK RECORD

Diluted EPS
($0.22)
$0.94
$2.16
$2.89
$1.01
2001 (Q3-Q4)
2002
2003
2004
YTD 2005

Return on Equity
-2.1%
10.2%
20.6%
21.9%
16.1%
4Q 2001
2002
2003
2004
YTD 2005

Revenues
$26,891
$134,503
$211,401
$235,031
$122,976
7/6/01 to 12/31/01
2002
2003
2004
YTD 2005

Shareholders' Equity (000's)
$251,998
$286,346
$345,046
$618,929
$649,267
2001
2002
2003
2004
June 30, 2005

Data as of 6/30/05

Saxon Capital, Inc.

VOLUME & CHANNEL MIX

	2001	2002	2003	2004	2005
Volume ($B)	$2.33	$2.48	$2.84	$3.49	$1.59
Wholesale	41.4%	45.0%	41.0%	42.9%	45.2%
Retail	19.2%	28.0%	27.0%	27.6%	23.9%
Correspondent - Flow	15.2%	17.0%	25.0%	24.3%	26.5%
Correspondent - Bulk	24.2%	10.0%	7.0%	5.2%	4.5%
	100%	100%	100%	100%	100%

1998-2000: Saxon was more involved in the bulk market
2000-present: migration towards a balanced origination mix
Wholesale: core production channel with a network of approved brokers
Retail: nine branches
Correspondent: emphasis on single loan flow business



Data as of 6/30/05

Saxon Capital, Inc.



HIGHLIGHTS:
Total portfolio at $24.7 billion
SCI owned portfolio at $6.1
billion as of 6/30/2005
Moody's SQ2 and SQ3 rating
(above average and average)
Standard and Poor's above
average rating
Fitch IBCA affirmed RPS2+
and RSS2- rating (above
average and average)

Data as of 6/30/05

Saxon Capital, Inc.™



UNDERWRITING





LOCATIONS

- Wholesale and Retail Underwriting
  - – Eastern Region Operations Center – Glen Allen, Virginia
  - – Central Region Operations Center – Fort Worth, Texas
  - – Western Region Operations Center – Foothill Ranch, California
- Correspondent Underwriting
  - – Eastern Region Operations Center – Glen Allen, Virginia
    - Single loan "flow" underwriting
    - Mini-bulk underwriting
  - – On-site at seller
    - Larger bulk pools only
    - 100% re-underwritten to Saxon guidelines



Saxon Capital, Inc.℠

PROGRAM PRODUCTION

	2001 Funded Amount	2002 Funded Amount	2003 Funded Amount	2004 Funded Amount	2005 Funded Amount
Traditional*	74.65%	53.98%	39.82%	30.26%	2.33%
Score Plus	20.79%	43.25%	54.72%	56.58%	87.66%
Manufactured Housing **	1.50%	1.05%	0.77%	0.04%	0.06%
Second Mortgage	1.29%	.74%	1.14%	0.42%	0.25%
Piggyback 2nd Mortgage	-	0.44%	3.16%	3.80%	3.05%
Score Direct	-	-	0.37%	8.60%	3.97%
Other Programs	1.77%	0.54%	0.02%	0.30%	2.69%

* Discontinued on November 15, 2004
** Discontinued on September 1, 2003 (except in Retention Unit)


Saxon Capital, Inc.™

Data as of 6/30/05





QUALITY CONTROL



MANAGED AT THREE LEVELS

- Underwriting
  - Appintell on every file
  - Borrower and Co-borrower social security numbers
  - Employment company address and phone numbers
  - Address and ownership verification
  - Property acquisition dates and cost
  - OFAC screening
- Quality Control: Prefunding and Post Funding
  - Adversely select 12-18% of closed loans submitted for purchase based upon LTV ratio, seller, geographic location, product and collateral
  - Use a statistically based software, Cogent, which allows an adverse selection while maintaining a statistical sampling of the entire month's production.
  - Subjects audited files to re-verification of all major underwriting components such as income, employment, collateral value and cash to close.



Saxon Capital, Inc.℠

MANAGED AT THREE LEVELS (continued)

- Investigation Unit
  - Performs pre-funding investigations of loans referred by underwriting
  - Performs 100-150 investigations a month on average
  - Reviews 100% of Early Payment Default loans (loans which are 60 days delinquent within the first 90 days) for material misrepresentation/fraud
  - Performs investigations on loans referred by the DRP Committee at SMSI and every first and second payment default



Saxon Capital, Inc.℠



CREDIT & SERVICING STATISTICS





QUARTERLY PRODUCTION STATISTICS

Credit Score	Funded Volume (000's)	% of Total Funded Volume	WAC - Fixed	WAC - ARM	WA CREDIT SCORE	WA CLTV
> 650	$212,557	26.98%	7.68%	6.74%	688	82.42%
601-650	$271,565	34.47%	7.67%	6.88%	625	81.12%
551-600	$211,690	26.87%	7.58%	7.33%	576	77.55%
526-550	$53,415	6.78%	8.44%	7.98%	537	73.78%
< 525	$37,658	4.78%	9.32%	8.62%	512	71.39%
N/A**	$945	0.12%	-	8.80%	N/A	70.77%
Totals	$787,831	100%	7.72%	7.15%	618	79.53%

** These loans have unavailable credit scores

WA = Weighted Average



- Stated Doc 23%
- Limited Doc. 2%
- Full Doc. 75%
- Fixed 21%
- 3-5 year hybrid 6%
- I/O ARMs 40%
- 2 year hybrid 33%



Saxon Capital, Inc.

Data as of 6/30/05

Top 10 States by Funded Volume - YTD 2005		
State	Loan Amount - Original	Percent
CA	383,413,851	23.46%
MD	206,072,411	12.61%
FL	159,845,228	9.78%
VA	129,226,239	7.91%
NY	69,512,637	4.25%
GA	64,420,589	3.94%
AZ	51,454,902	3.15%
IL	43,610,670	2.67%
NV	42,339,960	2.59%
MI	35,808,710	2.19%



Saxon Capital, Inc.™

Data as of 6/30/05

CREDIT SCORE MIGRATION

Credit Score*	YTD 2005	2004	2003	2002	2001	2000	1999
> 650	27.32%	31.11%	44.32%	29.19%	17.94%	6.61%	5.51%
601-650	33.61%	30.94%	20.56%	24.56%	18.48%	11.19%	14.57%
551-600	26.50%	23.35%	23.22%	29.28%	35.65%	40.93%	44.47%
526-550	7.24%	7.84%	7.35%	11.08%	16.60%	23.06%	19.85%
< 525	5.17%	6.40%	4.16%	5.89%	11.33%	18.21%	15.58%
Other	0.12%	0.36%	0.39%	-	-	-	-

* Saxon began classifying its production by credit score beginning with quarter ended 6/30/2004.



Saxon Capital, Inc.™



LOSS SEVERITY

Decline in Asset value= 1- Sales Price/UPB
Severity = Losses / UPB

Divestiture from Dominion
Loss Severity
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
591
1163
503
636
1092
989
588
646
694
598
422
200
234
113
49
63
52
9
3
1
Loans in a Security
4,726
8,735
3,726
4,695
7,621
6,861
4,433
4,697
5,768
5,846
7,249
4,613
7,049
4,887
3,667
6,311
7,544
7,623
5,490
4,369
1999-02
1999-03
1999-05
2000-01
2000-02
2000-03
2000-04
2001-01
2001-02
2001-03
2002-01
2002-02
2002-03
2003-01
2003-02
2003-03
2004-01
2004-02
2004-03
2005-02
Total
Decline In Asset Value
Liquidation Expenses
Interest Advances

Data as of 6/30/05



Saxon Capital, Inc.

STATIC POOL DELINQUENCEY



35%
30%
25%
20%
15%
10%
5%
0%
Serious Delinquency %
2000
2001
1999
1998
2002
1996-97
2003
Saxon
2005
2004
1
8
15
22
29
36
43
50
57
64
71
78
85
92
99
Time

Data as of 6/30/05

Saxon Capital, Inc.

STATIC POOL LOSSES BY FUNDED YEAR



Data as of 6/30/05





Strong Management	Existing Portfolio	Servicing Platform	Discipline
• SAX's management team has one of the strongest reputations in the industry. • Team has been together since pre-divestiture.	• SAX has been building its on-balance sheet portfolio since 2001, but has been a holder of Pre-NIM residual risk since 1996. • Portfolio at 6/30/05 is $6.1 billion.	• SAX has a servicing platform that is highly rated and scalable. • Servicing business will grow TRS and SAX equity base.	• SAX has a culture of discipline in growth, credit, and servicing. • Creating assets for our balance sheet and managing a REIT require similar discipline.

Saxon Capital, Inc.™